

February 4, 2015

Via E-mail
Garth McIntosh
Chief Executive Officer
Canwealth Minerals Corporation
1376 Perrot Boulevard
Ile Perrot, Quebec, Canada J7V 7P2

> **Re:** **Canwealth Minerals Corporation**
> **Registration Statement on Form S-1**
> **Filed January 13, 2015**
> **File No. 333-201468**

Dear Mr. McIntosh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. It appears that a substantial amount of your disclosure is taken verbatim from the disclosures in your registration statement on Form S-1 (File No. 333-189845) initially filed on July 8, 2013, that went effective on December 11, 2013. Please substantially revise the instant registration statement to provide updated disclosure that is tailored to the current offering. As examples only, we note that:
   - on page 18, your disclosure indicates that your short- and mid-term goals will be funded with the "proceeds of this offering," while your disclosure elsewhere indicates that you will receive none of the proceeds from the resale of the shares of your common stock by the selling stockholders; and

- on page 24, your disclosure references certain promissory notes that were due and payable on various dates between 2013 and 2014, without disclosing whether the respective promissory notes were repaid.

Please revise as appropriate.

Prospectus Cover Page

2.   Given that there is no existing market for your common stock, you must state the price at which the selling stockholders will sell their shares on the cover page of the prospectus. In the absence of a market price, merely disclosing that the shares may be sold at "fixed prices, negotiated prices or varying prices" does not satisfy the requirements of Schedule A of the Securities Act of 1933 and Item 501(b)(3) of Regulation S-K.   Please revise to provide that selling stockholders will sell at a specified fixed price per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or at privately negotiated prices. Revise your prospectus, including your plan of distribution, accordingly.

Description of our Business

Canwealth Mining Claims – Acquisition and Retention of Title, page 18

3.   Please revise to identify the "agent of Canwealth" that you reference on pages 18 and 19 of the prospectus, and disclose the material terms and conditions of any agreement, understanding or arrangement with such agent. If applicable, also file the same as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

4.   Please revise the legality opinion to opine that the Shares are legally issued, fully paid and non-assessable. Otherwise, please tell us why you are providing a "when issued...shall be" opinion on these shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
Alan C. Ederer, Esq.